November 24, 2015

Securities and Exchange Commission

Division of Corporation Finance

Office of the Chief Accountant

100F Street NE

Washington, DC 20549

Re:   Nomad Foods Limited Registration Statement on Form F-1 Filed November 23, 2015 - Application for Waiver of Age of Financial Statements in a Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Nomad Foods Limited, a company formed with limited liability under the laws of the British Virgin Islands whose ordinary shares are publicly traded on the London Stock Exchange (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) waive certain requirements, if applicable, with respect to the age of the financial statements of an acquired “foreign business” included in the Company’s Registration Statement on Form F-1 (the “Registration Statement”) which was publicly filed with the Commission on November 23, 2015 (the “Registration Statement”). The Registration Statement was filed to register for resale, on a delayed and/or continuous basis, ordinary shares held by certain selling shareholders.

The Company confidentially filed a Draft Registration Statement No.1 on September 8, 2015 and a Draft Registration Statement No. 2 on October 26, 2015. In each of these filings, the Company disclosed that it had entered into an agreement to purchase Findus Sverige AB, a private company incorporated in Sweden, and its consolidated subsidiaries (“Findus” and the acquisition of Findus, the “Findus Acquisition”). Findus represents the continental European business of Lion/Gem Luxemborg 3 S.a.r.l, which continues to operate in other geographical regions. Given the significance level of the Findus Acquisition, the Draft Registration Statements included the required annual audited and interim carve-out financial statements for Findus (which has a September 30 fiscal year end). In addition, the Registration Statement includes (i) the audited consolidated carve-out financial statements of Findus as of and for the twelve months ended September 30, 2014 and 2013 and for the nine months ended September 30, 2012 and as of December 31, 2011; and (ii) the unaudited condensed consolidated carve-out financial statements of Findus as of and for the nine months ended June 27, 2015. The carve-out financial statements were not otherwise required to be disclosed by any other jurisdiction outside of the United States, but rather were prepared solely in connection with the filing of the Draft Registration Statements and the Registration Statement.

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000  ■  Ft. Lauderdale, Florida 33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

November 24, 2015

Page Two

On November 2, 2015, the Company consummated the Findus Acquisition.

Item 8.A.4 of Form 20-F allows a foreign private issuer that is public in another jurisdiction to file audited financial statements that are no more than 15 months old. In addition, Instruction 2 to Item 8.A.4 of Form 20-F provides that the Commission will waive the 12-month age of financial statements requirement for a non-public registrant “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the Staff’s 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) at Section III.B.c, in which the Staff notes:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrants must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.”

Although Findus is not the registrant, but in fact a foreign business acquired by the registrant, the Company is requesting that the Commission apply the 15-month standard set forth in Item 8.A.4 of Form 20-F with respect to the Findus financial statements so that the Company would not be required to include Findus’ September 30, 2015 audited carve-out financial statements in the Registration Statement to the extent the Registration Statement is declared effective on or before December 31, 2015.

In connection with this request, we, as counsel to the Company, represent to the Commission that:

1.	The Company is currently a public reporting company in the United Kingdom whose ordinary shares are listed for trading on the London Stock Exchange (“LSE”).

2.	The Company is not required by the LSE, nor by any jurisdiction outside the United States, to prepare, and has not prepared, audited carve-out financial statements for Findus for the fiscal year ended September 30, 2015 (the “Findus September 2015 Financial Statements”).

3.	Preparing and including the Findus September 2015 Financial Statements in the Registration Statement involves undue hardship for the Company.

GREENBERG TRAURIG, P.A.  ¡  ATTORNEYS AT LAW  ¡  WWW.GTLAW.COM

November 24, 2015

Page Two

4.	In no event will the Company seek effectiveness of the Registration Statement after December 31, 2015 without inclusion of the Findus September 2015 Financial Statements.

5.	If the Company were to prepare the Findus September 2015 Financial Statements, they would commit to filing them on a Form 6-K as soon as practicable after they are finalized.

Please contact Flora R. Perez at (954) 768-8210 or Donn Beloff at (954) 768-8283, both of Greenberg Traurig, P.A., if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

Greenberg Traurig, P.A.

cc: Paul Kenyon, Chief Financial Officer, Nomad Foods Limited

GREENBERG TRAURIG, P.A.  ¡  ATTORNEYS AT LAW  ¡  WWW.GTLAW.COM